UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Creative Realities, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

22530J200

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL PARTNERS, LLC

1717 ARCH STREET, SUITE 3920

PHILADELPHIA, PA 19103

(215) 399-5402

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 20, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22530J200

1	NAME OF REPORTING PERSON

HORTON CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		486,569 (See Item 5)*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

486,569 (See Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

486,569 (See Item 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.89% (See Item 5)*
14	TYPE OF REPORTING PERSON

IA; OO

*Includes 133,020 of the 238,979 shares of Common Stock underlying certain warrants that are currently exercisable. Such warrants are subject to a 4.99% “blocker” provision as further described in Item 5.

CUSIP No. 22530J200

1	NAME OF REPORTING PERSON

HORTON CAPITAL PARTNERS FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		486,569 (See Item 5)*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

486,569 (See Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

486,569 (See Item 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.89% (See Item 5)*
14	TYPE OF REPORTING PERSON

PN

*Includes 133,020 of the 238,979 shares of Common Stock underlying certain warrants that are currently exercisable. Such warrants are subject to a 4.99% “blocker” provision as further described in Item 5.

CUSIP No. 22530J200

1	NAME OF REPORTING PERSON

HORTON CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		486,569 (See Item 5)*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

486,569 (See Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

486,569 (See Item 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.89% (See Item 5)*
14	TYPE OF REPORTING PERSON

OO

*Includes 133,020 of the 238,979 shares of Common Stock underlying certain warrants that are currently exercisable. Such warrants are subject to a 4.99% “blocker” provision as further described in Item 5.

CUSIP No. 22530J200

1	NAME OF REPORTING PERSON

JOSEPH M. MANKO, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,437
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		486,569 (See Item 5)*
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,437
	10	SHARED DISPOSITIVE POWER

486,569 (See Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

497,006 (See Item 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (See Item 5)*
14	TYPE OF REPORTING PERSON

IN

*Includes 133,020 of the 238,979 shares of Common Stock underlying certain warrants that are currently exercisable. Such warrants are subject to a 4.99% “blocker” provision as further described in Item 5.

CUSIP No. 22530J200

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”) with the Securities and Exchange Commission (the “SEC”) on September 2, 2014, as amended by Amendment No. 1 filed on May 30, 2017, Amendment No. 2 filed on September 14, and Amendment No. 3 filed on March 23, 2020 (the “Schedule 13D”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read as follows:

As previously defined and described in the Schedule 13D, pursuant to the August 2014 SPA, HCPF acquired Series A Preferred Stock, convertible into shares of Common Stock at the initial conversion price of $0.40 per share, which was subsequently adjusted to $0.255 (or $7.65 after adjusting for the reverse stock split at a ratio of 1-for-30). HCPF acquired 116,118 shares of Common Stock on November 15, 2018, following the conversion of all the Series A Preferred Stock held by HCPF, pursuant to the terms of the Series A preferred Stock. HCPF was also issued 3,089 shares of Common Stock on November 19, 2018 in connection with the final dividend payment associated with the Series A Preferred Stock.

HCPF also currently holds 8,929 2015 Warrants, which it acquired pursuant to the December 2015 SPA, as previously defined and described in the Schedule 13D. Each of the 2015 Warrants is exercisable immediately into one share of Common Stock and expires on December 28, 2020, provided, however, that each 2015 Warrant is subject to the Beneficial Ownership Limitation (as defined and described in Item 5 below). The other 2015 Warrants and the 2014 Warrants previously held by HCPF, as disclosed in the Schedule 13D, expired worthless pursuant to their terms.

On November 15, 2018, HCPF participated in the Issuer’s public offering and purchased 142,850 shares of Common Stock and 71,425 warrants (the “Public Warrants”) at a combined public offering price of $3.50 per share and warrant (with 50% warrant coverage). Each of the Public Warrants is exercisable immediately into one share of Common Stock at an initial exercise price of $4.375, subject to adjustment, and expires on November 14, 2023, provided, however, that each Public Warrant is subject to the Beneficial Ownership Limitation.

On November 19, 2018, HCPF received 201,131 shares of Common Stock and 158,625 warrants (the “2018 Warrants” and together with the Public Warrants and the 2015 Warrants, the “Warrants”) as one- time incentives in connection with signing a lock- up agreement in connection with, and participation in, the Issuer’s public offering. Each of the 2018 Warrants is exercisable immediately into one share of Common Stock at an exercise price of $4.20, subject to adjustment, and expires on November 19, 2023, provided, however, that each 2018 Warrant is subject to the Beneficial Ownership Limitation.

The remaining 166,073 shares of Common stock previously reported as beneficially owned by HCPF were purchased by HCPF in open market transactions for an aggregate purchase price of $1,263,664.90, including brokerage commissions. Since the filing of Amendment No. 3 to the Schedule 13D, HCPF has sold an aggregate of 275,712 shares of Common Stock in open market transactions, as set forth on Schedule A.

The securities reported herein were acquired with the working capital of the Reporting Persons in negotiated transactions with the Issuer, pursuant to the Issuer’s public offering or in the open market, as described above.

The 10,437 shares of Common Stock beneficially owned directly by Mr. Manko were granted to Mr. Manko in connection with his service as a director of the Issuer.

CUSIP No. 22530J200

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based on a denominator that is the sum of: (i) 9,827,023 shares of Common Stock outstanding, as of May 14, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2020 and (ii) 133,020 of the 238,979 shares of Common Stock issuable upon exercise of the Warrants.

A.	HCPF
(a)	As of the close of business on May 22, 2020, HCPF beneficially owned 486,569 shares of Common Stock, including 133,020 of the 238,979 shares of Common Stock issuable upon exercise of the Warrants.

Percentage: Approximately 4.89%*

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 486,569
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 486,569
(c)	The transactions in the shares of Common Stock since the filing of Amendment No. 3 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
B.	HCP
(a)	As the general partner of HCPF, HCP may be deemed the beneficial owner of the 486,569 shares of Common Stock owned by HCPF, including 133,020 of the 238,979 shares of Common Stock issuable upon exercise of the Warrants.

Percentage: Approximately 4.89%*

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 486,569
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 486,569

(c)	HCP has not entered into any transactions in the shares of Common Stock since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the shares of Common Stock entered into on behalf of HCPF since the filing of Amendment No. 3 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

CUSIP No. 22530J200

C.	HCM
(a)	HCM, as the investment manager of HCPF, may be deemed the beneficial owner of the 486,569 shares of Common Stock owned by HCPF, including 133,020 of the 238,979 shares of Common Stock issuable upon exercise of the Warrants.

Percentage: Approximately 4.89%*

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 486,569
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 486,569

(c)	HCM has not entered into any transactions in the shares of Common Stock since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the shares of Common Stock entered into on behalf of HCPF since the filing of Amendment No. 3 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference
D.	Mr. Manko
(a)	As the Managing Member of each of HCP and HCM, Mr. Manko may be deemed the beneficial owner of the 486,569 shares of Common Stock owned by HCPF, including 133,020 of the 238,979 shares of Common Stock issuable upon exercise of the Warrants. As of the close of business on May 22, 2020, Mr. Manko beneficially owns directly 10,437 shares of Common Stock that were granted to him in his capacity as a director of the Issuer.

Percentage: Approximately 4.99%*

(b)	1. Sole power to vote or direct vote: 10,437
2. Shared power to vote or direct vote: 486,569
3. Sole power to dispose or direct the disposition: 10,437
4. Shared power to dispose or direct the disposition: 486,569

(c)	Mr. Manko has not entered into any transactions in the shares of Common Stock since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the shares of Common Stock entered into on behalf of HCPF since the filing of Amendment No. 3 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

CUSIP No. 22530J200

*Each of the Warrants held by HCPF contain “blocker” provisions that limit its ability to exercise such Warrants to the extent that such exercise would cause HCPF’s beneficial ownership in the Company to exceed 4.99% of the Company’s shares outstanding (the “Beneficial Ownership Limitation”). Due to the Beneficial Ownership Limitation, the Reporting Persons may only exercise Warrants held by them representing 133,020 of the 238,979 shares of Common Stock represented in the aggregate by the Warrants.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)       As of May 20, 2020, the Reporting Persons ceased to beneficially own more than 5% of the Issuer’s shares of Common Stock.

CUSIP No. 22530J200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2020	HORTON CAPITAL PARTNERS FUND, LP

	By:	Horton Capital Partners, LLC, its general partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member
HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member
HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

CUSIP No. 22530J200

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of
Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

HORTON CAPITAL PARTNERS FUND, LP

Sale of Common Stock	(97,706)	2.6908	05/19/2020
Sale of Common Stock	(100,000)	2.5773	05/20/2020
Sale of Common Stock	(78,006)	2.4225	05/21/2020